03033016

RECD S.E.C.

SEP 30 2003

1086

PROCESSED

OCT 01 2003

THOMSON FINANCIAL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No.2 to
Form CB

TENDER OFFER/RIGHTS OFFERING
NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[X]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Jupiters Limited
(Name of Subject Company)

Commonwealth of Australia
(Jurisdiction of Subject Company's Incorporation or Organization)

TABCORP Holdings Limited
TABCORP Investments No.2 Pty Ltd
TABCORP Issuer Pty Ltd
(Name of Person(s) Furnishing Form)

Ordinary Shares and Reset Preference Shares
(Title of Class of Subject Securities)

Laurence Carsley
Level 9, Niecon Tower
17 Victoria Avenue
Broadbeach, Queensland 4128
Australia
Telephone: (011) (617) 5584-8900
(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications
on Behalf of Subject Company)

with a copy to

Jeffrey F. Browne
Sullivan & Cromwell
Level 32, 101 Collins Street
Melbourne, Victoria 3000
Australia
Telephone: (011) (613) 9635-1500

September 5, 2003
(Date Tender Offer/Rights Offering Commenced)

Part I - Home Jurisdiction Documents

Attachments:

(1) Scheme Booklet for holders of ordinary shares of Jupiters Limited, and for holders of reset preference shares of Jupiters Limited, dated September 5, 2003 (released publicly on September 5, 2003)*

(2) Pro forma Proxy Form – Ordinary Share Scheme Meeting for holders of ordinary shares of Jupiters Limited*

(3) Pro forma Election Form – Ordinary Share Scheme for holders of ordinary shares of Jupiters Limited*

(4) Pro forma Proxy Form – RPS Scheme Meeting for holders of reset preference shares of Jupiters Limited*

(5) Pro forma Registration Form for holders of ordinary shares of Jupiters Limited, and for holders of reset preference shares of Jupiters Limited*

Part II - Information not Required to be sent to Security Holders

Exhibits:

(1) Orders of the Supreme Court of Queensland made on September 5, 2003*

(2) Announcement to Australian Stock Exchange Limited made by TABCORP Holdings Limited on September 5, 2003*

(3) Announcement to Australian Stock Exchange Limited made by Jupiters Limited on September 5, 2003*

(4) Constitution of TABCORP Holdings Limited*

(5) Centrebet Notes Trust Deed dated September 3, 2003 between TABCORP Issuer Pty Ltd, TABCORP Holdings Limited and Equity Trustees Limited*

(6) Annual Financial Report (comprising Concise Report and Financial Report) of TABCORP Holdings Limited for the year ended June 30, 2002*

(7) Half-Year Financial Report of TABCORP Holdings Limited for the half-year ended December 31, 2002*

(8) Continuous disclosure notices given to Australian Stock Exchange Limited by TABCORP Holdings Limited after the lodgment with the Australian Securities and Investments Commission of the Annual Report furnished as Exhibit 6 to this Form CB and before the lodgment by Jupiters Limited for registration by the Australian Securities and Investments Commission of the Scheme Booklet furnished as Attachment 1 to this Form CB*

(9) Announcement to Australian Stock Exchange Limited made by Jupiters Limited on September 18, 2003*

(10) Announcement to Australian Stock Exchange Limited made by Jupiters Limited on September 29, 2003#

---

* Previously filed.

Filed herewith.

Part III – Consent to Service of Process

TABCORP Holdings Limited, TABCORP Investments No.2 Pty Ltd and TABCORP Issuer Pty Ltd together filed, concurrently with the furnishing of the original Form CB being amended hereby, an irrevocable consent and power of attorney on Form F-X in connection with the furnishing of the original Form CB.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TABCORP HOLDINGS LIMITED

By: ______________________
Name: Peter Caillard
Title: Company Secretary

TABCORP INVESTMENTS NO.2 PTY LTD

By: ______________________
Name: Peter Caillard
Title: Director

TABCORP ISSUER PTY LTD

By: ______________________
Name: Peter Caillard
Title: Director

Exhibit 10

Jupiters
LIMITED

JUPITERS LIMITED
ABN 78 010 741 045
Level 9, Niecon Tower
17 Victoria Avenue
PO Box 1400
Broadbeach QLD 4218
Australia
Telephone 07 5584 8900
Facsimile 07 5538 6315

29 September 2003

SALE OF CENTREBET BUSINESS

Jupiters Limited ("Jupiters") has today entered into a contract for the sale of the business of Centrebet Pty Ltd ("Centrebet") to the SportOdds Group ("SportOdds") for $46.55 million.

As outlined in the Scheme Booklet distributed to Jupiters' shareholders earlier this month, Jupiters intends to distribute the net proceeds of the sale to its ordinary shareholders by way of a special fully franked dividend. The payment of the dividend is conditional on the Ordinary Share Scheme proceeding.

The gross proceeds of the Centrebet sale, which is used in determining the "Net Centrebet Proceeds" distributable to Jupiters' ordinary shareholders, will be subject to a number of deductions in respect of expenses of the sale and certain adjustments in addition to the usual adjustments such as for unresolved bets and costs related ensuring business continuity. Those deductions will include an amount of $5 million which Jupiters has agreed to pay TABCORP Holdings Limited ("TABCORP") in return for TABCORP's consent to certain terms of the Centrebet sale which are less favourable to Jupiters than those contemplated by the sale parameters originally agreed between TABCORP and Jupiters.

Completion of the sale is expected to occur on 27 October 2003.

Conditions of the Sale

Conditions of the sale include:

- the issue of a Northern Territory Sports Betting licence to SportOdds;
- there being no termination or suspension of Centrebet's Northern Territory and UK Sports Betting licences; and
- SportOdds satisfying its draw down conditions to its approved finance facility.

Centrebet Dividend

Subject only to completion of the sale, Jupiters proposes to declare a special fully franked dividend to disburse the net Centrebet proceeds to its shareholders. After payment of the fee to TABCORP and other adjustments (including expenses of sale such as capital gains tax), the dividend is expected to be in the range of 14 to 17 cents per Jupiters ordinary share, subject to a number of variables which can only be determined at completion of the sale and others which will depend on the trading results of Centrebet up until that date.

Future Float of Combined Centrebet/SportOdds Business

SportOdds has undertaken to procure that if it floats the Centrebet/SportOdds business within three years from the date of sale of Centrebet to SportOdds that it will offer all Jupiters ordinary shareholders, as at the record date of the Centrebet special fully franked dividend, an opportunity to subscribe for shares in the float.

About SportOdds

SportOdds is Australia's largest, privately owned sports betting company. Its principals, Con and Peter Kafataris, have between them over 60 years experience as successful on-course bookmakers.

SportOdds has licences in Canberra, Western Australia and the United Kingdom, with its administration headquartered in Sydney. Together with its Australian operations, the SportOdds group currently employs 100 staff and has over 35,000 registered clients.

Jupiters' shareholders can lodge, amend or withdraw proxies up to 5.00 pm on 22 October 2003.

For further information, please contact:

Mr Rob Hines
Managing Director & Chief Executive Officer
Jupiters Limited
Telephone: +617 5584 8900

Mr Chris Photakis
KPMG
(acting for SportOdds)
Telephone: +612 9335 7930

Mr Paul Binsted
Citigroup Global Markets Australia Pty Ltd
(acting for Jupiters Limited)
Telephone: +612 8225 4672